January 28, 2021

Via EDGAR

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re:	Responses to Comments on Post-Effective Amendment No. 186 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust
(File Nos. 033-65572; 811-7852)

Dear Mr. Sutcliffe:

On behalf of USAA Mutual Funds Trust (the "Trust"), set forth below are the comments that were provided telephonically by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on January 22, 2021, regarding Post-Effective Amendment No. 186 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A and the Trust's responses thereto. The Post-Effective Amendment was filed with the SEC on December 7, 2020, on behalf of the USAA Tax Exempt Intermediate-Term Fund, USAA Tax Exempt Long-Term Fund, USAA Tax Exempt Short-Term Fund, and USAA Income Fund (each, a "Fund" and collectively, the "Funds").1

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and provide the Staff via email with a courtesy copy of the correspondence along with blacklines of the Post-Effective Amendment. Please apply comments to one section of the Post-Effective Amendment to other sections where applicable. Please file your responses at least five business days in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust has applied comments to one section of the Post-Effective Amendment to other sections. The Trust will provide the Staff via email with a courtesy copy of this letter along with blacklines of the Post-Effective Amendment, which show changes in response to the Staff's comments.

2.Comment: Please ensure that all bracketed and missing information is accurate and complete.

Response: The Trust confirms that all bracketed and missing information is accurate and complete.

1Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Services, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

USAA Income Fund

3.Comment: The Staff notes that the disclosure under the heading entitled "Fees and Expenses" is not consistent with the disclosure set forth in Item 3 of Form N-1A. The Staff notes that General Instruction C.3.(b) to Form N-1A states that the disclosure provided in response to Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items. Please revise the above- mentioned disclosure to be consistent with Item 3 of Form N-1A.

Response: The Trust has revised the above-mentioned disclosure as follows:

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. ~~This table shows the fees and the Total Annual Fund Operating Expenses after Fee Waivers/Expense Reimbursements of the Fund as 0.00% because Victory Capital Management Inc. (the "Adviser") waives and/or reimburses the Fund's management fee and operating expenses for Class Z shares. Participants in a wrap fee program eligible to invest in the Fund pay fees to the program sponsor and should review the wrap program brochure provided by the sponsor for a discussion of fees and expenses charged.~~

4.Comment: The Staff notes that footnote "b" to the Annual Fund Operating Expenses table states that "[o]ther expenses are based on estimated amounts for the current fiscal year." The Staff notes that "other expenses" for a new share class generally should be based on expenses incurred during the most recent fiscal year or, in limited cases, may be estimated (e.g., if there is an expense component that is unique to the new share). Please explain the reasons for including the footnote or revise as appropriate.

Response: The Fund has deleted the above-mentioned footnote.

5.Comment: The Staff notes that footnote "c" to the Annual Fund Operating Expenses table incudes a parenthetical that identifies certain items that are excluded from the fee waiver/reimbursement arrangement. Please ensure that all items that are excluded from the arrangement are included in the parenthetical.

Response: The Trust has revised the above-mentioned footnote as follows:

The Adviser has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual operating expenses (excluding ~~certain items such as~~ performance adjustments, acquired fund fees and expenses, interest, taxes, brokerage commissions, capitalized expenses, and other extraordinary expenses) do not exceed 0.00% of the Fund's Class Z shares for an indefinite term. ["]

6.Comment: The Staff notes that footnote "c" to the Annual Fund Operating Expenses table states that "[t]he Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place"." The Staff notes that, in some cases, funds have had recoupment periods that are longer than three years from the date of the wavier. Although the Fund is permitted to have longer recoupment periods, it may not include the disclosure regarding the recoupment in the footnote to the fee table except under certain circumstances. Please confirm that the Trust conducted a FAS 5 analysis and concluded that recoupment is not probable. Please confirm that the Trust provided the Fund's auditor with a FAS 5 analysis.

Response: The Trust does not believe that the conditions of FAS 5 will require the Trust to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred, and (2) the amount of loss can be reasonably estimated. The Trust does not believe that either condition has been met with respect to the Fund's existing share classes.

In order for the event to be probable and able to be estimated, net assets for the Fund would have to increase significantly and/or expenses would have to significantly decrease. The Trust further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Trust to treat the potential recapture as a liability. The Trust notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement. The Trust records this type of liability when it believes that the conditions have been met.

The Trust represents that, consistent with its procedures, it has conducted the FAS 5 analysis with respect to recoupment. The Trust also represents that it has provided this analysis to the Fund's independent auditors with respect to the Fund's existing share classes in connection with the Fund's last fiscal year- end; however, please note that the Class Z shares have not commenced operations and have not completed a fiscal year-end audit review.

7.Comment: Please clarify the disclosure in the Example regarding the time periods of the applicable expense limitation agreement and/or waivers.

Response: The Trust has revised the above-mentioned disclosure as follows:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund's operating expenses remain the same, and the expense limitation agreement continues for its indefinite term. ~~The Example reflects applicable expense limitation agreement and/or waivers in effect, if any, for the one-year period and the first year of the three-, five-, and ten-year periods.~~ ["]

8.Comment: The Staff notes the following disclosure in the second paragraph under the heading entitled "Performance": "Class Z shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that Class Z shares have lower expenses and, as a result, annual returns would be higher." Please revise the disclosure to remove the statement that "annual returns would be higher."

Response: The Trust has revised the abovementioned disclosure as follows:

While no information is shown for the Class Z shares (because the share class has not commenced operations prior to the date of this Prospectus), annual returns for Class Z shares would have been substantially similar to those shown here for the Fund's Fund Shares because the shares represent investments ~~.Class Z shares are invested~~ in the same portfolio of securities. ~~and the~~ A~~a~~nnual returns would differ only to the extent that the classes do not have the same expenses. ~~Class Z shares have lower expenses and, as a result, annual returns would be higher.~~

USAA Tax Exempt Intermediate-Term Fund

9.Comment: The Staff notes that the last sentence under the Example refers to "sales charges (loads)," but that the Shareholder Fees table provides that the Fund does not impose any sales charges. Please reconcile.

Response: The Trust has deleted the last sentence of the paragraph under the heading "Example."

Statements of Additional Information

10.Comment: With respect to the Derivatives disclosure under the heading entitled "Investment Policies" in the statement of additional information ("SAI"), please remove the reference to the USAA Science & Technology Fund, which is otherwise not mentioned in the Post-Effective Amendment.

Response: The Trust made the requested change.

11.Comment: With respect to the Investment Restrictions section in the SAI, the Staff notes that the investment policy regarding concentration (i.e., the second policy in the list) provides that "[e]ach Fund" may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry." Please revise the abovementioned investment policy to include "or group of industries," in accordance with Section 8(b)(1) of the Investment Company Act, as amended, and Item 16(c)(1)(iv) of Form N-1A.

Response: The Fund has interpreted the abovementioned Investment Restriction to apply to investments in a particular "industry or group of industries," consistent with Section 8(b)(1) of the 1940 Act. For clarity and the avoidance of doubt, the Fund has included the below disclosure immediately following the Fund's Investment Restrictions in the SAI:

With respect to the Fund's concentration policy described above, the Fund applies that restriction to investments in a particular industry or group of industries.

* * * * *

If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner Erin G. Wagner Deputy General Counsel

Victory Capital Management Inc.

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